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EXHIBIT 12.1

[MOUNTAIN BANK HOLDING COMPANY LOGO]

April 10, 2002

RE: Mountain Bank Holding Company Shares

        Since you have expressed an interest in acquiring shares of our Company's common stock, we would like to inform you that the Board of Directors has announced a stock offering for Mountain Bank Holding Company, the parent company of Mt. Rainier National Bank.

        During Phase 1 of this new offering (April 10 through May 10, 2002), the Company's shares will be offered to our existing shareholders.

        If shares are still available after May 10, 2002, they will be offered to both existing and new shareholders on a first come, first served basis from May 13 through June 13, 2002, unless the offering is terminated earlier. New shareholders must purchase a minimum of 100 shares. New shareholders may subscribe for shares at any time during the offering, but their subscriptions will not be accepted until the end of Phase 1.

        Please review the enclosed prospectus for a full explanation of the offering. If you are interested in purchasing stock, complete the subscription agreement and return it with your check or money order made payable to Mountain Bank Holding Company. Please note that in order to comply with applicable state securities laws, new shareholders will be required to certify that they are residents of the state of Washington; offers to new shareholders in other states are conditioned upon the availability of an exemption from registration in such state.

        We appreciate the interest you have expressed in the Bank and the Company. If you have any questions regarding this offering, please contact either of us.

Sincerely,

Roy T. Brooks Chief Executive Officer Mountain Bank Holding Company	Steve W. Moergeli President Mt. Rainier National Bank

EXHIBIT 12.1

[MOUNTAIN BANK HOLDING COMPANY LOGO]

                      April 10, 2002

Dear Shareholders,

        The Board of Directors of Mountain Bank Holding Company has authorized a stock offering of 60,000 shares of common stock at $12.50 per share. This is the eighth offering since Mt. Rainier National Bank opened in July of 1990. The new capital from this offering will be used to support our recent and anticipated growth, including payment of costs associated with the opening of our Maple Valley Branch.

        As with our last offering, existing shareholders will have first priority to subscribe for shares. Please review the enclosed prospectus for a full explanation of the offering.

        During Phase 1 of this offering (April 10 through May 10, 2002), existing shareholders will be offered shares on a "first come, first served" basis. As described in the prospectus, this is a different method than we have used in our past offerings.

        If shares are still available after May 10, 2002, they will be offered to existing and new shareholders, again on a first come, first served basis, from May 13 through June 13, 2002, unless the offering is terminated earlier or extended.

        On behalf of the directors, management and staff, we would like to thank you for the support you have shown the Bank in the past. If you have any questions regarding this offering, please contact Roy Brooks or Steve Moergeli at the Bank.

Sincerely,

Roy T. Brooks Chief Executive Officer Mountain Bank Holding Company	Steve W. Moergeli President Mt. Rainier National Bank

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